
Mail Stop 3561

June 10, 2016

Via E-mail
Thomas DeNunzio
Chief Executive Officer and Director
Exquisite Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, Rhode Island 02190

> **Re: Exquisite Acquisition, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 27, 2016**
> **File No. 333-201697**

Dear Mr. DeNunzio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2015 letter.

General

1. We note your response to comment 1 that Mr. Bunker's escrow account maintained by Bank of America meets the requirements and conditions of Rule 419(b)(1) of Regulation C. We also note the escrow agreement filed as Exhibit 99.1. Your escrow arrangements do not appear to comply with the requirements of Rule 419(b)(1)(i) and 419(b)(1)(ii) which require an insured depository institution to act as an escrow agent. For guidance, please refer to Part II.B.1 of Securities Act Release 33-6891 (April 17, 1991) and Part II.B. of Securities Act Release 33-6932 (April 13, 1992). Please revise your escrow arrangements to comply with the requirements of Rule 419(b)(1)(i) and 419(b)(1)(ii). In addition, please provide a detailed legal analysis which supports the proposition that the revised escrow arrangements comply with rule 419(b)(1)(i) and 419(b)(1)(ii).

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2. Please obtain a currently dated consent of the independent registered public accounting firm which references the Company's full name, Exquisite Acquisition, Inc.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining